Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

June 14, 2023

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:

Tidal ETF Trust (the “Trust”)

Post-Effective Amendment No. 171 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 333-227298, 811-23377

Dear Ms. Marquigny:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 13, 2023, with respect to the Amendment and the Trust’s series, the FolioBeyond Alternative Income and Interest Rate Hedge ETF (formerly, FolioBeyond Rising Rates ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

1.	The Fund’s EDGAR series and class identifiers have not yet been updated to reflect the Fund’s revised name. Please confirm that they will be updated as soon as possible.

Response: The Trust confirms that the Fund’s series and class identifiers have been updated.

2.	If the Fund is subject to a unitary management fee, please add a footnote to the Fees and Expense table explaining the fee structure and any exclusions from the Adviser’s obligation to assume Fund fees and expenses.

Response: The Fees and Expense Table has been supplemented with the following footnote:

The Fund’s investment adviser, Toroso Investments, LLC (“Toroso” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.

3.	Please explain in the disclosure what targeting negative ten-year duration means in practical terms (i.e., what impact would a basis point move either way, have typically on the value of the portfolio)?

Response: The Prospectus has been revised to include the following additional explanation:

In general, at the Duration Target, a one basis point (0.01%) increase in interest rates would lead to an approximately ten basis point increase in the portfolio's value, while a one basis point decrease in interest rates would cause an approximately ten basis point decrease in the portfolio's value.

4.	The Staff notes that the disclosure explains that MBS IOs provide “alternative income” and provided an explanation describing differences with traditional fixed income securities. To provide greater support for the following paragraph, consider describing the alternative income that these instruments provide with appropriate clarity.

Response: The Prospectus has been revised to include the following additional explanation:

MBS IOs generate income by collecting and distributing interest payments from a pool of mortgages to investors (such as the Fund), without including any of the principal repayments.

5.	Please rewrite the following sentence using plain English principals: “As a result, the income from MBS IOs may remain steadier and the market value of MBS IOs may increase due to the interest cash flows being received on the aggregate mortgage principal balance that declines more slowly due to slower prepayments.”

Response: The foregoing sentence has been revised to read as follows:

During a rising interest rate environment, income from MBS IOs may remain steadier when compared to flat or falling interest rate environments. Further, in a rising interest rate environment, the market value of MBS IOs may increase due to slower prepayments and, as a result, interest cash flows received by MBS IOs on the aggregate mortgage principal balance generally decline more slowly.

STATEMENT OF ADDITIONAL INFORMATION

6.	We note the significant increase in compensation paid to the Trust’s independent trustees for participating in quarterly meetings. Please briefly explain the underlying reasons for the increase in a footnote to the Board compensation table.

Response: The Trust respectfully declines to add a footnote to the Board Compensation table discussing the increase in compensation payable to the Independent Trustees. The Trust notes that the Fund does not bear the cost of compensation payable to the Independent Trustees. Under the Fund’s unitary fee structure, Independent Trustee compensation is payable by the Adviser or the Sub-Adviser. The Trust further notes that Item 17(c) of Form N-1A does not require any explanatory disclosure regarding changes in trustee compensation.

The Trust responds supplementally that the Independent Trustees have approved increases in their compensation commensurate with the growth in the number of series in the Trust, the number of investment sub-advisers managing series of the Trust, increasing regulatory compliance oversight requirements, and the additional time spent preparing for, traveling to and attending meetings. In addition, the Trust notes that the Independent Trustees are not compensated by an annual retainer; Independent Trustees are compensated solely in connection with their participation in board or committee meetings.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC